Rahul K. Patel

+1.212.309.6862

rahul.patel@morganlewis.com

April 11, 2025

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E. Washington, D.C. 20549

Re: BTC Development Corp.
 Draft Registration Statement on Form S-1
Submitted December 27, 2024
CIK No. 0002042292

To Whom it May Concern:

On behalf of BTC Development Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter dated January 24, 2025, relating to the above referenced Draft Registration Statement on Form S-1 (the “December 27 DRS”). Concurrently herewith, the Company is submitting Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Registration Statement”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the December 27 DRS), all page references herein correspond to the page of the Registration Statement. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Registration Statement. Where appropriate, changes conforming to those noted in responses have also been made elsewhere in the prospectus.

Draft Registration Statement on Form S-1 submitted December 27, 2024

Cover Page

1.	If you may extend the time frame to complete your initial business combination beyond 24 months after closing of this offering, with or without shareholder approval, revise to so state. See Item 1602(a)(1) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page.

2.	We note that you expect the bitcoin proceeds from the issuance of the Convertible Notes will be held by a third-party custodian and used only in connection with either the redemption of the Convertible Notes or the consummation of your initial business combination. Please revise the cover page to clarify that the bitcoin will not be placed in the trust account and clearly describe any risks and other impacts on investors.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page.

Morgan, Lewis & Bockius llp
101 Park Avenue
New York, NY 10178-0060	+1.212.309.6000
United States	+1.212.309.6001

Securities and Exchange Commission

April 11, 2025

3.	Please disclose on the cover page the approximate price per share which the sponsor paid for the founder shares.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page.

4.	When discussing the amount of compensation received or to be received, as required by Item 1602(a)(3) of Regulation S-K, please include the repayment of various loans to the sponsor, including a discussion of the possible issuance of units upon conversion of up to $2,000,000 of loans at a price of $10.00 per unit and any compensation paid or to be paid to or securities issued or to be issued to sponsor affiliates and promoters and the price paid. Please also provide a cross-reference to all relevant sections in the prospectus for disclosures related to compensation, highlighted by prominent type or in another manner, as required by Item 1602(a)(3) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 12 and 117 - 118 of the Registration Statement.

Prospectus Summary

Business Strategy, page 2

5.	Please expand your discussion of the manner in which you will identify and evaluate potential business combination candidates to include disclosure of how significant competition among other SPACs pursuing business combination transactions may impact your ability to identify and evaluate a target company.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 51, 108 and 142 of the Registration Statement.

Other Acquisition Considerations, page 7

6.	Please provide the basis for your statements here and throughout the prospectus that you do not believe the fiduciary duties or contractual obligations of your sponsor, officers, or directors would materially undermine your ability to complete your business combination.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 10, 114 - 115, 142, and 151 - 152 of the Registration Statement.

Securities and Exchange Commission

April 11, 2025

Sponsors Information, page 8

7.	Please revise here and on page 104 to discuss the arrangements under which independent directors will receive an indirect interest in founder shares through membership interests in the sponsor, including the number of founder shares they will indirectly own. Please also disclose any circumstances or arrangements under which the SPAC sponsor, its affiliates, and promoters have or could indirectly transfer ownership of securities of the SPAC, including by transferring membership interests in the sponsor. Please see Item 1603(a)(6) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 15, 120 - 121 and 198 of the Registration Statement.

8.	Please revise the tables beginning on page 8 and 109 to disclose the lock-up agreement with the underwriter. See Item 1603(a)(9) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 15 and 120 - 121 of the Registration Statement.

9.	In the table of compensation and securities issued or to be issued, please include the private placement equivalent units that may be issued to the sponsor, members of your management team and affiliates upon conversion of up to $2,000,000 of loans at a price of $10.00 per unit. See Item 1602(b)(6) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 12 and 118 of the Registration Statement.

10.	Please revise to disclose all persons or affiliated groups who have direct or indirect material interests in the sponsor, as well as the nature and amount of their interests. See Item 1603(a)(7) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 10, 114 – 115 and 151 of the Registration Statement.

The Offering

Convertible Notes, page 17

11.	Please revise to describe the factors you will consider when determining whether a technical issue experienced by coinmarketcap.com has affected the accuracy of the calculation of the 30-day VWAP and describe how you will determine the 30-day VWAP if you do not utilize coinmarketcap.com.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 4, 21, 109 - 110 and 176 of the Registration Statement.

Securities and Exchange Commission

April 11, 2025

12.	We note your disclosure that you expect that the bitcoin proceeds from the issuance of the Convertible Notes will be held by a third-party custodian. Please revise to identify the custodian and the material terms of the custody agreement, including:

●	the term and termination provisions;

●	how the custodian stores your private keys, including the percentages that are held in cold or hot storage and the geographic location of where they are stored;

●	whether your crypto assets are commingled with the assets of other customers;

●	who has access to the private key information;

●	whether any entity is responsible for verifying the existence of your crypto assets; and

●	whether and to what extent the custodian carries insurance for any losses of the crypto assets it holds for you.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 3 - 5 and 109 - 111 of the Registration Statement.

13.	Please disclose whether the Convertible Note Holders will pay the transfer costs associated with transferring bitcoin.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 4, 27, 48, 72, 78 and 110 of the Registration Statement.

14.	Please disclose to what extent your insurance covers the loss of bitcoin or any other crypto assets you may hold and revise your use of proceeds section on page 88 to include the insurance costs. In this regard, we note your disclosure on page 17 that the redemption price of the Convertible Notes is net of custody and insurance costs paid in connection with holding the bitcoin.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4, 27, 48, 78 and 110 of the Registration Statement.

Anticipated expenses and funding sources, page 23

15.	Please revise this section or include a new section within the Summary under an appropriate subcaption to provide a more comprehensive discussion regarding whether you have any plans to seek additional financing and how such financings may impact unaffiliated security holders, as required by Item 1602(b)(5) of Regulation S-K. In this regard, we note disclosure on page 99 that you may seek additional financings in connection with meeting working capital needs in the search for the initial business combination, for the completion of an initial business combination, or in connection with the redemption of a significant number of your public shares. In this regard, we note disclosure referencing possible equity, equity-linked securities, loans, advances, forward purchase agreements and backstop arrangements. See Item 1602(b)(5) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 11, 115 and 116 of the Registration Statement.

Securities and Exchange Commission

April 11, 2025

Risk Factors, page 42

16.	Please include risk factor disclosure that addresses the treatment of the custodied crypto assets in the event of the insolvency or bankruptcy of the custodian and the risk that the assets could become property of a bankruptcy estate and made available to satisfy the claims of general unsecured creditors.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 82 of the Registration Statement.

We may have a limited ability to assess the management of a prospective target business..., page 53

17.	We note your sub-heading in this section that your “bitcoin corporate treasure strategy will only be effected if a significant number of Convertible Note Holders elect not to redeem their notes,” but were unable to locate related disclosure. Please revise to add related risk factor discussions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 44 and 82 of the Registration Statement to remove this reference.

Risks Relating to our Sponsors and Management Team, page 58

18.	We note the disclosure on page 11 that in order to facilitate your initial business combination or for any other reason determined by your sponsors in their sole discretion, your sponsors may surrender or forfeit, transfer or exchange your founder shares, private placement units or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsors having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 15, 62, 120 and 121 of the Registration Statement.

Risks Relating to Our Bitcoin Holdings, page 74

19.	To the extent material to your company and the value of your assets, please include separate risk factors that address the risks related to the bitcoin network, including the risk of theft of private keys from hacking, the risk of a “51% attack” on the bitcoin network and the risk that rewards from mining bitcoin are designed to decline over time. In addition, please discuss to the extent material to the value of the bitcoin you hold the risks that bitcoin trading platforms are not subject to regulation in a similar manner as other regulated platforms, such as national securities exchanges or designated contract markets, and discuss the risks of fraud, manipulation, front-running, wash-trading, security failure or operational problems at bitcoin trading platforms.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 80 of the Registration Statement.

Securities and Exchange Commission

April 11, 2025

Sponsor Information, page 108

20.	We note disclosure beginning on page 34 regarding limited payments that may be made to insiders, including your sponsor, officers, directors and their affiliates. Please revise your compensation table on page 109 to reference the potential payments that may be made to your sponsor, its affiliates or promoters of finder's, advisory, consulting or success fees for their services rendered prior to or in connection with the completion of the initial business combination. Please also disclose the anti-dilution adjustment of the founder shares in the table. See Items 1602(b)(6) and 1603(a)(6) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 12, 117 and 118 of the Registration Statement. Additionally, the Company has added the disclosure related to the anti-dilution adjustment of the founder shares on page 170 of the Registration Statement.

Income Tax Considerations, page 175

21.	We note your statement, on page 185, that “The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders are urged to consult their own tax advisors....” Please remove or revise the general disclaimers regarding tax consequences as investors are entitled to rely on your disclosure in the Registration Statement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure throughout this section of the Registration Statement.

General

22.	We note disclosure throughout your filing discussing the issuance of convertible notes for bitcoin. For example, on page 4, you state that you have not taken any steps to secure third party financing beyond the convertible notes. On page 17 you disclose that you intend to issue the convertible notes concurrent with the closing of your offering. Lastly, on page 55 you state that you have no commitments as of the date of this prospectus to issue any notes or other debt securities, aside from the convertible notes. Please clarify the status of your convertible note issuance offering and the nature of any commitments you have related to such offering. Additionally, please tell us how you considered including the impact of the convertible note issuance within your dilution tables pursuant to Items 1602(a)(4) and (c) of Regulation S-K. Please also tell us what consideration you gave to providing pro forma financial information depicting the issuance of the convertible notes in accordance with Rule 8-05 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and respectively advises the Staff that the convertible notes have not yet been entered into and it intends to enter into the Convertible Notes upon the closing of the initial public offering. At this time there are no commitments related to the BTC Placement. The Convertible Notes were included in the dilution table and capitalization table at the estimated fair value of the principal amount of the note using the bitcoin value as of March 31, 2025 (the reporting date). Additionally, the conversion is estimated based on a $10.00 value per Class A share. The conversion does not include any estimated fees or expenses which will be deducted at the time of remeasurement as these are unknowable at this time.

Securities and Exchange Commission

April 11, 2025

23.	We note that one of your calculations assumptions is that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing in connection with an initial business combination. Please expand your disclosure to highlight that you may need to do so as you intend to target an initial business combination with a target company whose enterprise value is greater than you could acquire with the net proceeds of the offering and the sale of private placement units, as stated on page 99 of your prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 11, 98 and 115 of the Registration Statement. Additionally, the Company has added disclosure related to the anti-dilution adjustment of the founder shares on page 170 of the Registration Statement.

24.	Please disclose (i) how the fluctuation of the value of the Convertible Notes may impact the anti-dilution rights of the holders of Class B ordinary shares, (ii) how often and when the value of the Convertible Notes will be calculated to determine whether the number of Class A ordinary shares issuable upon conversion of Class B ordinary shares should be adjusted and (iii) the mechanics of how the value of the Convertible Notes will be calculated in connection with determining the conversion ratio of the Class B ordinary shares.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 12, 25, 118 and 170 of the Registration Statement.

25.	Please disclose the voting rights of the Convertible Note Holders, if any. In addition, please revise to disclose any limitations related to the transfer of Convertible Notes by the Convertible Note Holders and the material terms of the Convertible Note Holders’ registration rights.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 4, 21, 27, 48, 72, 110, 129 and 176 of the Registration Statement.

26.	Please revise to disclose whether the term of the Convertible Notes may be extended. In this regard, we note your disclosure that the completion window may be extended to 36 months and that the bitcoin received from the issuance of the Convertible Notes are an important element of your strategy to identify an acquisition target and one of your competitive strengths. To the extent that the term of the Convertible Notes may not be extended, please add a risk factor that addresses the risk of extending the completion window beyond 24 months due to the expiration of the Convertible Notes.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 4, 21, 31, 110, 128 and 176 of the Registration Statement.

27.	Please disclose your policies related to forks, airdrops or any incidental rights you may receive and how such airdrops or incidental rights may impact your company, your shareholders or the Convertible Note Holders.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 110 and 111 of the Registration Statement.

Securities and Exchange Commission

April 11, 2025

28.	We note your disclosure on page 68 that in certain circumstances you may choose to liquidate the bitcoin held by a third-party custodian and to hold the funds in cash. Please revise to clarify whether there are situations outside the circumstances described herein when you may choose to liquidate the bitcoin held by third-party custodian.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not anticipate any other situations where it may choose to liquidate the bitcoin held by the third-party custodian.

29.	Please revise to disclose your AML and KYC procedures in connection with any sales or transfers of crypto assets and the risks of transacting with a sanctioned entity.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 72 and 73 of the Registration Statement.

30.	We note your disclosure that you “expect the bitcoin proceeds from the issuance of the Convertible Notes will be...used only in connection with either the redemption of the Convertible Notes or the consummation of [your] initial business combination (emphasis added)”. Please clarify whether there are other potential uses of the bitcoin proceeds and if so, disclose the factors you will consider in connection with using the bitcoin for other purposes and provide an example of other uses of the bitcoin proceeds that you may consider

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 4, 27, 48, 72, 78, 79, 110, 128 and 129 of the Registration Statement.

31.	Please revise to disclose the price (in dollars) of bitcoin as of the most recent practicable date, and an estimate of the aggregate value of the proceeds (in dollars) from the sale of the Convertible Notes. In addition, because a substantial percentage of your assets will be invested in bitcoin, please include a brief description of the bitcoin network and bitcoin.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 4, 5, 109 and 110 of the Registration Statement.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at +1.212.309.6862.

Very truly yours,

/s/ Rahul K. Patel